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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[X] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        Knott                        David                            M.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

485 Underhill Blvd., Suite 205
--------------------------------------------------------------------------------
                                   (Street)

Syosset,                               NY                             11791
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  Columbia Laboratories, Inc. (COB)
                                             -----------------------------------

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####
                --------------

4.  Statement for Month/Year                      June, 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    ___ Director    ___ Officer             ___ 10% Owner    _X_ Other
                        (give title below)                       (specify below)

                                                             Former Member of a
                                                             ------------------
                                                             group described on
                                                             ------------------
                                                             page 2
                                                             ------
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    _____ Form filed by One Reporting Person
    __X__ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock        6/15/00       P              18,100        A         $5.41                            I             (1)(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock        6/15/00       P              11,900        A         $5.41                            I             (1)(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                         778,800(3)
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. SEC 1473 (7-96)Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                         (Print or Type Responses)
                                                               Page 1 of 3 pages
                                                                 SEC 1474 (8/92)

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

David M. Knott, Knott Partners, L.P., Dorset Management Corporation, and Matterhorn Offshore Fund Limited (the "Reporting Persons") may be deemed to have been members of a "group" for purposes of Section 13(d) of the Exchange Act. Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially owned by any other Reporting Person. The "group" may also have included other persons identified in a Schedule 13D filed by Mr. Knott on July 16, 1998, and amended on October 13, 1998, November 23, 1998, December 18, 1998, January 20, 1999, February 8, 1999 and June 30, 2000, whose transactions are not being reported herein. Such other persons' beneficial ownership, when combined with Mr. Knott's beneficial ownership, may have exceeded 10% of the Issuer's outstanding common stock. The Reporting Persons disclaim beneficial ownership of the securities beneficially owned by such other persons whose transactions are not being reported herein.

The term of the agreement (the "Agreement") entered into among Columbia Laboratories, Inc. (the "Company"), such other persons, Knott Partners, L.P. and Mr. Knott, pursuant to which the Company agreed to take certain actions with respect to the nomination of directors to the Board of Directors, the composition of committees of the Board of Directors and certain other matters, expired of its own terms immediately preceding the Company's 2000 Annual Meeting of Stockholders, which was held on May 31, 2000. Accordingly, any "group" collectively owning more than 10% of the Company's shares of which they might previously have been deemed to be members no longer exists and the Reporting Persons are no longer subject to Section 16 and have no Form 4 or Form 5 filing obligations.

(1) These securities may be beneficially owned by Dorset Management Corporation. Pursuant to Rule 13d-3 under the Exchange Act, Dorset Management Corporation may be a beneficial owner of the shares directly owned by its clients for whom it exercises discretionary trading authority.

(2) These securities may be beneficially owned by Mr. Knott. Pursuant to Rule 13d-3 under the Exchange Act, Mr. Knott may be a beneficial owner of all of the securities beneficially owned by Dorset Management Corporation and Knott Partners, L.P., as those companies sole shareholder/director and sole general partner, respectively.

(3) Amount shown does not include shares of common stock underlying derivative securities. Of the 778,800 shares which may be benefically owned by Mr. Knott pursuant to Rule 13d-3 at the end of the month reported herein, Matterhorn Offshore Fund Limited beneficially owns 108,000 of such shares; Dorset Management Corporation may be deemed to beneficially own 420,000 of such shares; and Knott Partners, L.P. beneficially owns 342,000 of such shares.

* Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

                 /s/ David M. Knott          July 10, 2000
          -------------------------------  -----------------
          **Signature of Reporting Person        Date

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.

Page 2 of 3 pages                                                SEC 1474(8/92)

                            Joint Filer Information
                            -----------------------

Name:                       Knott Partners, L.P.

Address:                    485 Underhill Blvd., Suite 205
                            Syosset, New York 11791

Designated Filer:           David M. Knott

Issuer Ticker Symbol:       Columbia Laboratories, Inc. (COB)

Statement for Month/Year:   June, 2000

Signature:                  KNOTT PARTNERS, L.P.

                            By: /s/ David M. Knott
                                -----------------------------------------
                                David M. Knott, General Partner


Name:                       Dorset Management Corporation

Address:                    485 Underhill Blvd., Suite 205
                            Syosset, New York 11791

Designated Filer:           David M. Knott

Issuer Ticker Symbol:       Columbia Laboratories, Inc. (COB)

Statement for Month/Year:   June, 2000

Signature:                  DORSET MANAGEMENT CORPORATION

                            By: /s/ David M. Knott
                                -----------------------------------------
                                David M. Knott, President


Name:                       Matterhorn Offshore Fund Limited

Address:                    c/o Citco Fund Service (Curacao) N.V.
                            Kaya Flamboyan 9
                            P.O. Box 707
                            Curacao, Netherland Antilles

Designated Filer:           David M. Knott

Issuer Ticker Symbol:       Columbia Laboratories, Inc. (COB)

Statement for Month/Year:   June, 2000

Signature:                  MATTERHORN OFFSHORE FUND LIMITED
                            By: INTER CARRIBEAN SERVICES, LTD.
                                As Sole Director



                            By: /s/ Declan Quilligan
                                -----------------------------------------
                                Declan Quilligan



                            By: /s/ Clare McAdam
                                -----------------------------------------
                                Clare McAdam